

March 31, 2015

Via E-mail
John C. Weisenseel
Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

> **Re:** **AllianceBernstein Holding L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 12, 2015**
> **File No. 001-09818**
>
> **AllianceBernstein L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 12, 2015**
> **File No. 000-29961**

Dear Mr. Weisenseel:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

AllianceBernstein Holding L.P. – Notes to Financial Statements, page 58

Note 2 – Summary of Significant Accounting Policies, page 59

Long-term Incentive Compensation Plans, page 59

1.	We note your issuance of AllianceBernstein Holding L.P. ("AB Holding") units in the amount of $108.0 million and the corresponding increase in the limited partners' capital which was used to fund long-term incentive compensation plan awards granted by

AllianceBernstein L.P. and Subsidiaries ("AB"). Tell us if you (AB Holding) considered any amount of the distribution to be a dividend to AXA Equitable Life Insurance ("AXA"), considering AXA controls both AB Holding and AB. In this regard, clarify the accounting guidance used by AB to support their accounting treatment (e.g. ASC 718, ASC 505-50, or ASC 815).

Note 3 – Net Income Per Unit, page 60

2.   We note from your disclosure on page 77 (Note 2 – Summary of Significant Accounting Policies, Long-term Incentive Compensation Plans) that AB Holding unit awards (vested and unvested) pay distributions to participants on a quarterly basis and these awards are not forfeitable. We also note from the table on page 97 (Note 17 – Long-term Incentive Compensation Plans) that 20.7 million shares of unvested restricted AB Holding units are outstanding at year-end. Please respond to the following:
   *   Tell us whether the restricted AB Holding units meet the definition of a participating security as defined at ASC 260-10-20.
   *   Provide us with your EPS calculations under the two-class method as required by ASC 260-10-45-60A, if applicable, and revise your filings if EPS amounts under the two-class method are materially different than the amounts previously disclosed.
   *   In light of the items noted above, revise your future filings (as necessary) to describe your accounting policy for calculating EPS under the two-class method and expand your policy for other methods considered in your calculation of diluted EPS (i.e. treasury stock method).

AllianceBernstein, L.P. and Subsidiaries – Notes to Consolidated Financial Statements, page 71

Note 2 – Summary of Significant Accounting Policies, page 72

Long-term Incentive Compensation Plans, page 77

3.   We note that you hold restricted units in a rabbi trust. We also note from your disclosure on page 69 (Consolidated Statements of Changes in Partners' Capital) that you reclassified liability-based awards to equity in previous accounting periods but ceased reclassification in 2014. Please respond to the following:
   *   If true, confirm that you no longer identify your awards as liability-based. In your response, explain to us the driver of this change and indicate if the timing of participant allocations of their awards into restricted units or deferred cash was the catalyst of this change (i.e. allocations made before or after the grant date).
   *   Tell us the type(s) of rabbi trust plan(s) you held for each period presented (i.e. Plan A, Plan B, etc.). Refer to ASC 710-10-25-15.
   *   Tell us whether the liability-based awards were considered in your calculation of EPS, and if not, explain to us why this liability would not be factored into your EPS calculation. Refer to ASC 260-10-60-1 and ASC 710-10-45.

Note 6 – Investments, page 80

4.   We note that you hold a material amount of trading securities at the end of each reporting period. Please revise your future filings to present the trading gains and losses related to your trading securities held at the end of each reporting period. Refer to ASC 320-10-50-9(e) and 50-14.

Note 7 - Derivative Instruments, page 82

5.   We note that you present derivative assets and liabilities on your balance sheet within receivables and payables to brokers and dealers, respectively. We also note from your disclosure on page 84 (Note 9 – Fair Value) that you have derivative assets and liabilities classified as exchange traded options within trading securities and securities sold not yet purchased. Please respond to the following:
   - For all of your derivative instruments, revise your future filings to present the location and amount of gains and losses reported in your financial statements. Refer to ASC 815-10-50-4A(b).
   - For your derivative instruments classified as trading securities, revise your future filings to present these instruments within your derivative disclosures or confirm, if true, that you have elected an exemption under which allows you to include these instruments within your trading activities.
   - If you have elected the exemption noted in the previous bullet point, revise your future filings to disclose your election of this exemption and present the financial performance of all of your trading activities. Refer to ASC 815-10-50-4F and ASC 815-10-55-184.

Note 8 – Offsetting Assets and Liabilities, page 83

6.   We note from your disclosure on page 74 (Note 2 – Summary of Significant Accounting Policies) that your securities borrowed and loaned are reported within your receivables from and payables to brokers and dealers on your balance sheet, respectively. We also note from your disclosure on page 82 (Note 7 – Derivative Instruments) that certain derivative contracts are subject to master netting arrangements. Please revise your future filings to present all financial instruments (i.e. derivative assets and liabilities, securities borrowed and loaned, etc.) within this tabular disclosure. Refer to ASC 815-10-50-7A and ASC 210-20-50-1 through 50-6.

Note 9 – Fair Value, page 83

7.   Please revise your future filings to present your contingent payment arrangements (i.e. acquisition related liabilities) within your fair value disclosures or explain to us the guidance that exempts you from this disclosure requirement. Refer to ASC 820-10-50.

Note 16 – Qualified Employee Benefit Plans, page 91

8.   We note that the significant increases in your projected benefit obligation and accumulated other comprehensive loss appear to be driven by changes in your discount rate and mortality assumptions. We also note from your previous form 10-K that you amortized $0.5 million of loss from accumulated other comprehensive income to earnings in 2014 and will amortize $1.0 million of loss in 2015. Please respond to the following:

- Tell us the amortization period over which you will amortize these losses. Refer to ASC 715-30-35-24.
- Provide us with a reconciliation of the amounts recognized in other comprehensive income on page 92 to the amounts presented in your statement of comprehensive income on page 68.
- Revise your future filings to clearly present within your Consolidated Statements of Comprehensive Income (page 68) the amounts of employee benefit related items reclassified out of accumulated comprehensive income and into earnings. Refer to ASC 220-10-45.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief